Exhibit 99.1

NEWS RELEASE

OLYMPUS AMENDS LIMIT OF PRIVATE PLACEMENT TO US$3 MILLION

TORONTO, May 15, 2009 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, Frankfurt: OP6) (the "Company") announces that it has determined to limit the amount of its previously announced private placement and raise not more than US$3,000,000 at this time.

For further information about the Company and its activities, please refer to the Company’s website at www.olympuspacific.com and under the Company’s profile at www.sedar.com.

On Behalf of the Board of Directors
of Olympus Pacific Minerals Inc.

David A. Seton, Chairman and
Chief Executive Officer

For further information contact:

David A. Seton, Chairman & Chief Executive Officer
James W. Hamilton, Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202